UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*

                         Publix Super Markets, Inc.
                         --------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
                   ---------------------------------------
                       (Title of Class of Securities)

                                   None
                              -------------
                              (CUSIP Number)

                            December 31, 2005
         ------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-l (b)

|X|   Rule 13d-l (c)

|_|   Rule 13d-l (d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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


                                SCHEDULE 13G


CUSIP No.   None
            ----

1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      John K. Vreeland

2     Check the Appropriate Box if a Member of a Group

      (a) |_|

      (b) |_|

3     SEC Use Only

4     Citizenship or Place of Organization

      United States

Number of
Shares           5     Sole Voting Power                617,257
Beneficially
Owned By         6     Shared Voting Power            8,016,949
Each
Reporting        7     Sole Dispositive Power           617,257
Person
With:            8     Shared Dispositive Power       8,016,949



9     Aggregate Amount Beneficially Owned by Each Reporting Person

      8,634,206

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_|

      Not applicable.

11    Percent of Class Represented by Amount in Row (9)

      5.1%

12    Type of Reporting Person

      IN

                                SCHEDULE 13G


CUSIP No.   None
            ----

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            John K. Vreeland

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            One Lake Morton Drive, PO Box 3, Lakeland, FL 33802

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

            None

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the issuer:

            (a) Amount beneficially owned: 8,634,206

            (b) Percent of class: 5.1%

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 617,257

                (ii)  Shared power to vote or to direct the vote: 8,016,949

                (iii) Sole power to dispose or to direct the disposition of:
                      617,257

                (iv)  Shared power to dispose or to direct the disposition of:
                      8,016,949

                                SCHEDULE 13G


CUSIP No.   None
            ----

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

         Various co-trustees share the power to direct income including dividends and the proceeds from the sales of securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
---------------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company
         ------------------------------------------------------------
         or Control Person
         -----------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

         Not applicable.

Item 10. Certification
----------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 2, 2006

                                /s/ John K. Vreeland
                                --------------------
                                John K. Vreeland




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